Exhibit 99.(d)(12)(D)

Schedule A

to

Sub-Advisory Agreement between

Park Avenue Institutional Advisers LLC and

FIAM LLC

Dated June 30, 2020

Amended as of May 1, 2026

Series Guardian Large Cap Fundamental Growth VIP Fund	Fee (as an annual percentage of average daily net assets of the Series): 0.26%
Guardian Select Mid Cap Core VIP Fund Guardian Core Fixed Income VIP Fund	0.27% 0.15% on first $100 million in assets; 0.12% on next $200 million in assets; 0.10% on next $200 million in assets; 0.08% on assets over $500 million
Guardian Small-Mid Cap Core VIP Fund	0.34%